Exhibit 99.6

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL AFFILIATE TEAMS UP WITH HUSK POWER SYSTEMS FOR TANZANIA MINI-GRID DEVELOPMENTS

Dar es Salaam, Tanzania - 1 October 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the "Company"), an emerging international energy investment company, today announced that its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power"), has entered into a joint venture agreement with Husk Power Systems ("HPS") and has taken delivery of its first 32kW biomass power plant at its Dar es Salaam workshop.

The power plant will provide primary generation capacity at Ruaha Power's first build-own-operate "Mini-Grid" network which shall generate, distribute, and sell electrical power directly to residential, commercial, and light industrial customers at pre-pay meters. Ruaha Power plans to install several similar Mini-Grids in the Morogoro and Iringa Regions of Tanzania.

The generation plant runs on syngas produced in an integrated biomass gasifier fueled by locally available agricultural residue. The plant and its related systems are proprietary designs supplied by HPS, and will be operated as an embedded generator within Ruaha Power's biomass-diesel hybrid Mini-Grid under the terms of a 50/50 joint venture arrangement between HPS and Ruaha Power.

John Tate, Ruaha Power's co-founder and CFO, said; "We are excited about taking delivery of the Husk Power Systems plant and proud to be associated with them in this venture. We have identified suitable locations and market opportunities for several more, similar biomass-diesel hybrid mini-grids made possible by attractive commercial tariffs and incentives offered by Tanzania's Rural Electrification Agency and the streamline permitting process offered by Tanzania energy regulator EWURA."

About Ruaha Power: The Company owns a 42.5% stake in Ruaha Power and is its single largest shareholder. Ruaha Power is committed to profitably developing and operating customized hybrid electrical power generation and isolated mini-grid distribution networks that supply underserved rural and small urban markets of Tanzania. In addition to its biomass-diesel hybrid Mini-Grid development, Ruaha Power is conducting a feasibility study on, a 25MW development of grid-connected generation capacity at potential run-of-river hydropower sites on Tanzania's Lukosi River.

About Husk Power Systems: HPS provides end-to-end renewable energy solutions by installing, operating 25-250 kW “mini power-plants” and wiring villages that deliver electricity as a “pay-for-use” service to villages of up to 2,000 inhabitants. HPS has created a feedstock agnostic proprietary technology that cost-effectively converts biomass waste (e.g. rice husk, mustard husk / stem, corn cob, certain grass etc) into electricity. HPS has been operating for six years and has successfully installed over 80 power plants that power over 350 villages. HPS biomass power plants are registered under the CDM mechanism of UNFCC and each 40KVA power plant running for 6 hours a day saves 215 tons of CO2 annually. HPS added Solar PV technology to its portfolio in 2013 and has built a very low cost system to deliver up to 8 hours of power to households. HPS has electrified over 50 villages since the launch of Solar PV based micro-grids in Bihar, India. HPS is a globally recognized company with footprint in India, Nepal, Uganda, and Tanzania.

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation - www.continentalenergy.com
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com

Forward Looking Statements -Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. Forward looking statements in this release include Ruaha Power's expectation to profitably develop and operate its Mini-Grids, its installation plans for its biomass-diesel hybrid Mini-Grids, the potential of its Lukosi River hydropower projects, and, the Company's expectations for Ruaha Power's future commercial performance. There are many factors which may cause actual performance and results to be substantially different from any express or implied plans, estimates, forecasts, expectations, or objectives described in any forward looking statements. The Company assumes no obligation to update the information in this release. No securities regulatory authority has either approved or disapproved the contents of this news release.